Exhibit 99.4

MEDIA RELEASE FOR IMMEDIATE RELEASE

Notice of Filing of Annual Meeting Documents

Singapore and Port Moresby, May 1, 2015: InterOil Corporation (NYSE: IOC; POMSoX: IOC) today announced it filed its Notice of 2015 Annual Meeting of Shareholders, Management Information Circular and Form of Proxy with the Securities and Exchange Commission (“SEC”) on May 1, 2015.

The Company also filed its Annual Report on Form 40-F (the “Annual Report”) which includes its Annual Information Form and its audited annual consolidated financial statements for the fiscal year ended December 31, 2014 (“2014 Financial Statements”) with the SEC on March 17, 2015.

The Notice of Annual Meeting of Shareholders, Management Information Circular, Form of Proxy and Annual Report, including the 2014 Financial Statements, can be accessed on the Company's website at www.interoil.com.

The Company will provide a hard copy of its 2014 Financial Statements, free of charge, to its shareholders upon request. Requests should be directed to InterOil Corporation at 163 Penang Road, #06-02 Winsland House II, Singapore 238463 (attention Mr. Geoffrey Applegate, General Counsel and Corporate Secretary).

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About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil’s assets include one of Asia’s largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. The company employs more than 2,000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations Coordinator
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 6507 0222 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company’s annual report for the year ended December 31, 2014 on Form 40-F and its Annual Information Form for the year ended December 31, 2014. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

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